The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CELGOSIVIR LICENSE AGREEMENT

This Celgosivir License Agreement (this “Agreement”) is entered into as of the 2nd day of February, 2004,

BETWEEN:

VIROGEN LIMITED, a UK limited company, having offices at 1-3 Burtonhole Lane, London NW7 1AD (“Licensor”)

AND:

MICROLOGIX BIOTECH INC., a British Columbia company having its offices at BC Research Complex, 3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2 (“Licensee”).

R E C I T A L S

A.

Licensor has licensed the Bucast Patents (as defined below) and certain HMR Know-How (as defined below) from Aventis Pharmaceuticals Inc. and has developed certain Virogen Technology (as defined below);

B.

Licensee wishes to obtain an exclusive license to the Licensed Technology (as defined below) and a non-exclusive license to the HMR Manufacturing Know-How (as defined below) to develop and commercialize Bucast Products;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein, the parties agree as follows:

ARTICLE 1 DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated:

1.1

Definitions

(a)

“AAA” shall have the meaning set forth in Article 11.4.

(b)

“Affiliate” shall mean any entity which controls, is controlled by or is under common control with a party.

(c)

“Approval Letter” means a letter issued by the FDA indicating approval of a product for commercialization in the United States.

(d)

“Aventis” shall mean Aventis Pharmaceuticals.

(e)

“Bucast License” shall mean the license between Aventis and Licensor dated September 2000.

(f)

“Bucast Patents” shall have the meaning set forth in Article 1.1(w).

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(g)

“Bucast Product” shall mean a Product in the Field which the manufacture, import, use or sale would, or may be fairly asserted to (in the sense of the Federal Rules of Civil Procedure (F.R.C.P.) Rule 11), but for the license granted to the Licensee herein, infringe, contributorily infringe or induce the infringement of a subsisting claim of any of the Licensed Patent Rights that has not been declared invalid or unenforceable and/or which embodies any Licensed Technology or HMR Manufacturing Know-How.  Further it is understood that, for purposes of this definition, the production of a Product using intermediate methods or materials where the composition or use of such methods or materials for such purpose are covered by a subsisting claim of any of the Licensed Patent Rights that has not been declared invalid or unenforceable and/or which embodies any Licensed Technology or HMR Manufacturing Know-How shall be deemed a Bucast Product.

(h)

“Celgosivir Program” shall mean the Celgosivir program as described in Licensor’s presentation materials delivered to Licensee on August 28, 2003.

(i)

“Closing Date” shall mean the date on which the stock purchase agreement to be entered into between the Licensee and the Licensor as referred to in Article 3.3 is executed.

(j)

“Collaboration Fees” shall mean any up-front monetary consideration received by Licensee or its Affiliates from a Collaboration Partner (which is not a payment funding a program of research and/or development, a reimbursement for prior research funding (including additional funding over cost) or a royalty based upon Bucast Product sales) including, but not limited to: (i) license fees; (ii) milestone payments of the type customarily made; (iii) annual maintenance fees; and (iv) bonus payments.

(k)

“Collaboration Partner” shall mean a non-Affiliate third party as described in Article 2.2.

(l)

“Competent Authority” shall mean collectively the entities in each country in the Territory responsible for: (i) the regulation of medicinal products intended for human use, including without limitation the FDA; or (ii) the establishment, maintenance and/or protection of rights related to the Licensed Technology, or any other successor entities thereto.

(m)

“Compounds” shall mean Celgosivir (also referred to as VIR-222, Bucast, MDL28574A) and any other compounds forming a part of the Celgosivir Program.

(n)

“Commercially Reasonable Efforts” shall mean, except as otherwise explicitly set forth in this Agreement, those diligent efforts consistent with the exercise of prudent scientific and business judgment, as applied to products having Comparable Market Potential and otherwise in accordance with generally accepted practices in the pharmaceutical industry.  “Comparable Market Potential” shall be fairly determined based upon relevant factors, including without limitation, market size, price, competition, patent rights, product liability issues and general marketing parameters.

(o)

“Confidential Information” shall have the meaning set forth in Article 7.1.

(p)

All reference to dollars or $ shall be to United States dollars.

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(q)

“FDA” shall mean the United States Food & Drug Administration.

(r)

“Field” shall mean the prevention, diagnosis and treatment of viral diseases.

(s)

“First Commercial Sale” of a Bucast Product shall mean the first sale for use or consumption by the general public of a Bucast Product.

(t)

“Governmental Approvals” shall mean any and all permits, licenses and authorizations, and any applications or submissions therefor, including marketing authorizations required by any Competent Authority as a prerequisite to the development, manufacturing, packaging, marketing and selling of the Product in the Field in the Territory including any investigational new drug applications or foreign equivalents thereof.

(u)

“HMR Know-How” shall mean any proprietary information owned by Aventis as of the date disclosed to Licensor under Bucast License consisting of technical information, clinical information, including pre-clinical and clinical data available to Licensor regarding the Compounds or the Celgosivir Program, know-how and inventions, patentable and non-patentable, relating to the use, sale or importation of a Bucast Product, other than HMR Manufacturing Know-How.

(v)

“HMR Manufacturing Know-How” shall mean any proprietary information owned by Aventis as of the date disclosed to Licensor under the Bucast License consisting of technical information, clinical information, know-how and inventions, patentable and non-patentable, and all patent applications, patents or copyrights based thereon, and all divisions, continuations and continuations-in-part and all registrations, reissues, re-examinations or extensions of any kind with respect to any of such patents, including all foreign counterparts thereof, in each case relating to, or necessary or useful for, the production and packaging of Bucast Products.

(w)

“HMR Patent Rights” shall mean all of Licensor's rights in and to:

(i)

those certain patents relating to the castanospermine-based alpha glucosidase inhibitor known generically as the anti-viral agent “Bucast” listed in Exhibit 1.1(w) hereto (the “Bucast Patents”);

(ii)

any patents and patent applications licensed to Licensor pursuant to the Bucast License; and

(iii)

all patent applications and patents that may issue therefrom and all divisions, continuations and continuations-in-part and all registrations, reissues, re-examinations or extensions of any kind with respect to any of such patents, including all foreign counterparts thereof.

(x)

“HMR Technology” shall mean the HMR Patent Rights and HMR Know-How.

(y)

“including” shall mean including without limitation.

(z)

“Indemnitees” shall have the meaning set forth in Article 9.

(aa)

“Inventions” shall have the meaning set forth in Article 8.1(a).

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(bb)

“Joint Inventions” shall have the meaning set forth in Article 8.1(a).

(cc)

“Licensed Know-How” shall mean the HMR Know How and the Virogen Know-How.

(dd)

“Licensed Patent Rights” shall mean HMR Patent Rights and Virogen Patent Rights.

(ee)

“Licensed Technology” shall mean the HMR Technology and the Virogen Technology.

(ff)

“Licensee Inventions” shall have the meaning set forth in Article 8.1(a).

(gg)

“Micrologix Shares” shall mean convertible, redeemable preferred shares of Licensee, convertible, at Licensee’ option into common shares of Licensee or redeemable for cash.

(hh)

“NDA” means a New Drug Application, and all amendments and supplements thereto, for regulatory approval by the FDA as defined in 21 CFR § 314.50 et seq., as such act or regulations may be amended, supplemented or replaced from time to time, to commence commercial sale of the Product in the United States.

(ii)

“Net Sales” shall mean the total amount invoiced to non-Affiliate third parties on sales of Bucast Products by Licensee its Affiliates or Collaboration Partners less the following reasonable and customary deductions allowed to the buyer against the invoiced amount: (i) all trade, cash and quantity credits, discounts, refunds or rebates actually allowed or taken; (ii) amounts for claims, allowances or credits for returns actually granted; retroactive price reductions; chargebacks actually taken; and (iii) packaging, handling fees and prepaid freight, sales taxes, duties and other governmental charges (including value added tax), but excluding what is commonly known as income taxes, in each case if charged separately on the invoice and paid by the customer.  For the removal of doubt, Net Sales shall not include sales by Licensee to its Affiliate or Marketing Partner for resale, but shall be included when invoiced to a non-Affiliate third party by Licensee, its Affiliates and Collaboration Partners. A “sale” shall also include a transfer or other disposition for consideration other than cash, in which case such consideration shall be valued at the fair market value thereof. In the event that a Product is developed and sold by Licensee or its Affiliates or Collaboration Partners, which is comprised in part of Bucast Product and one or more other active ingredients or other parts which could be sold separately (a “Combination Product”), the parties shall determine, by mutual agreement, the percentage of sales revenue generated by sale of the Combination Product that will be included for the purpose of calculating “Net Sales.”

(jj)

“Phase III” means that portion of the clinical development program which provides for continued trials of a product on sufficient numbers of patients to establish the safety, dosage and efficacy of the product and generate, if required, pharmacoeconomics data to support regulatory approval in the proposed therapeutic indication as more fully defined in 21 C.F.R. § 312.21(c).

(kk)

“Product” shall mean a pharmaceutical product.

(ll)

“Publishing Party” shall have the meaning set forth in Article 7.4(a).

(mm)

“Sublicensing Revenue” shall mean any royalties or like consideration received by Licensee or its Affiliates from a Collaboration Partner (which is not Collaboration Fees

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or a payment funding a program of research and/or development or a reimbursement for prior research funding (including additional funding over cost)) including royalties based upon Bucast Product sales.

(nn)

“Technology Materials” shall have the meaning set forth in Article 2.6.

(oo)

“Territory” means worldwide.

(pp)

“Virogen Inventions” shall have the meaning set forth in Article 8.1(a).

(qq)

“Virogen Know-How” means any proprietary information owned by Licensor as of the date disclosed to Licensee hereunder consisting of technical information, clinical information, including pre-clinical and clinical data available to Licensor regarding the Compounds or the Celgosivir Program, know-how and inventions, patentable and non-patentable, relating to, or necessary or useful for, the use, sale, import, production and packaging of Bucast Products.

(rr)

“Virogen Patent Rights” means all of Licensor's rights in and to any invention arising from the Celogosivir Program or relating to the Compounds, including those certain patents relating to the castanospermine-based alpha glucosidase inhibitor known generically as the anti-viral agent “Bucast” listed in Exhibit 1.1(rr) hereto and all patent applications and patents that may issue therefrom and all divisions, continuations and continuations-in-part and all registrations, reissues, re-examinations or extensions of any kind with respect to any of such patents, including all foreign counterparts thereof.

(ss)

“Virogen Technology” means the Virogen Know-How and Virogen Patent Rights.

ARTICLE 2 LICENSE

2.1

Grant

Licensor hereby grants to Licensee an exclusive (even as to Licensor), worldwide license under the Licensed Technology and a non-exclusive worldwide license under the HMR Manufacturing Know-How, in either case to make, have made, use, sell and import Bucast Products and to practice any method, process or procedure in connection with the manufacture, use, sale or importation of such Bucast Products.  Licensor will not make, have made, use, sell or import the Compounds or Bucast Products.

2.2

Sublicenses

The license granted to Licensee under Article 2.1 above shall include the right to grant sublicenses to non-Affiliate third parties in connection with entering into (i) collaborations with such third parties for the joint development and commercialization by Licensee and such third parties of Bucast Products or (ii) arrangements with such third parties for production, marketing, promotion and distribution (including formulation and/or packaging into finished form) of Bucast Products developed by Licensee or its Affiliates or developed jointly by Licensee and a third party through a collaboration described in (i) above (such third parties referred to herein as “Collaboration Partners”); provided that:

(a)

Licensee will make and will be responsible for all payments to Licensor as a result of sales of Bucast Product by a sublicensee;

(b)

Licensee will be responsible for the observance by all sublicencees of the applicable provisions of this Agreement;

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(c)

Licensee will use its reasonable good faith efforts to cause all sublicensees to observe the applicable provisions in this Agreement (including, without limitation, those covenants regarding confidentiality, maintenance of records and reporting of royalty payments);

(d)

all sublicenses shall be in writing; and

(e)

in the event that Licensee cannot or refuses to enforce its sublicense provisions, then Licensor shall have the right to enforce any such provisions for its own benefits.

Notwithstanding the foregoing, Licensee may enter into routine materials transfer or other similar agreements in order to effectuate the purposes of this Agreement.

2.3

Assignment of Governmental Approvals

Insofar as Licensor is legally able to do so, it hereby assigns to Licensee all Governmental Approvals respecting the Compounds or the Celgosivir Program and all intellectual property rights respecting such Government Approvals.

2.4

No Implied Licenses

Nothing in this Agreement shall be construed as granting Licensee, by implication, estoppel or otherwise, any license or other right to any intellectual property of Licensor other than the Licensed Technology and the HMR Manufacturing Know-How or to grant to Licensee any right or license other than those expressly granted in this Article 2 or, with respect to the HMR Technology and the HMR Manufacturing Know-How, granted to Licensor under the Bucast License.  For the avoidance of doubt, Licensee hereby acknowledges that it shall not be entitled hereunder to any rights to the HMR Technology and the HMR Manufacturing Know-How which Licensor has not itself been granted under the terms of the Bucast License.

2.5

Provision of Documentation

(a)

Subject to the confidentiality provisions of Article 7, within thirty (30) days after the date hereof, Licensor shall furnish to Licensee, to the extent reasonably necessary to permit Licensee to exercise its rights hereunder, copies of all documentation and other information in its possession or under its control, regarding the following:

(i)

the Licensed Patent Rights (including copies of the patent certificates, the patent applications, all correspondence with patent offices, patent work papers and other documentation relating to the Licensed Patent Rights);

(ii)

the Licensed Know-How;

(iii)

the HMR Manufacturing Know-How; and

(iv)

all Governmental Approvals and correspondence respecting same respecting the Compounds or the Celgosivir Program;

after a commercially reasonable determination by Licensor of availability, (collectively, the “Technology Materials”).

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(b)

Upon reasonable request by Licensee, Licensor will, subject to availability of its staff, consult with Licensee with respect to the Technology Materials and respond to Licensee's requests for additional information.

2.6

Supply of Compound

To the extent not heretofore furnished, upon reasonable request by Licensee, Licensor shall provide to Licensee up to 25 kg of the compound Bucast at no cost to Licensee, for use by Licensee, its Affiliates and its Collaboration Partners in the research and development of Bucast Product. Licensee shall make all further requests for additional quantities of the compound Bucast to Aventis directly. Notwithstanding the foregoing, Licensee shall not provide any of the compound Bucast to any third party (including a Collaboration Partner), other than to regulatory agencies or for use in clinical trials, without the prior written consent of Licensor.

ARTICLE 3 ROYALTIES AND COLLABORATION FEES

3.1

Royalties

(a)

In consideration of the rights and licenses granted to Licensee hereunder, Licensee shall pay to Licensor as royalties the following percentages of Net Sales in each calendar year of each Bucast Product in each country by Licensee, its Affiliates and Collaboration Partners (a) so long as the manufacture, use or sale of which is covered by a valid claim under the Licensed Patent Rights with respect to such Bucast Product in such country or (b) if not covered by a valid claim under the Licensed Patent Rights, for 10 years from the date of first commercial sale of such Bucast Product in each such country:

(i)

[XXXX]% on Net Sales up to [XXXX] ($[XXXX]);

(ii)

[XXXX]% on Net Sales greater than [XXXX] ($[XXXX]) and less than or equal to [XXXX] ($[XXXX]); and

(iii)

[XXXX]% on Net Sales greater than [XXXX] ($[XXXX]).

For the avoidance of doubt, Net Sales will be reset to zero at the end of each calendar year.

(b)

If Licensee sublicenses its rights to a Bucast Product under this Agreement to a third party, Licensee shall pay to Licensor an amount equal to [XXXX]% of the applicable royalty payment due Licensee under such sublicense arrangement and [XXXX]% of all Collaboration Fees.

(c)

If Licensee sublicenses any of its rights under this Agreement to a third party, Licensee shall pay to Licensor an amount equal to [XXXX]% of Sublicensing Revenue.

3.2

Initial Fees

Upon the Closing Date Licensee shall pay to Licensor One Hundred Thousand Dollars ($100,000) payable in Micrologix Shares pursuant to a stock purchase agreement to be entered into between the parties in accordance with Article 3.3.

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[XXXX] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended

3.3

Product Milestones

(a)

During the period commencing on the date hereof and ending upon the earliest of (a) the execution of a stock purchase agreement between the Parties and relating to the Micrologix Shares, substantially in the form of that attached hereto as Exhibit 3.2; and (b) the termination of this Agreement and (c) 15th February 2004, the Parties shall immediately and expeditiously, with diligence and in good faith, negotiate the said stock purchase agreement on the basis of the form attached hereto as Exhibit 3.2 (the “Stock Purchase Agreement”).  The Parties acknowledge and agree that, if the Parties cannot agree to the terms of and do not execute the Stock Purchase Agreement for any reason whatsoever, the term “Stock Purchase Agreement” where referenced herein shall be disregarded and Micrologix may elect to either terminate this Agreement pursuant to Article 6.1 or make the Milestone Payments in cash, which shall be its sole and exclusive remedy.”

(b)

Pursuant to the Stock Purchase Agreement on or before 30 days after the occurrence or achievement of each milestone described in this Article 3.3 (a “Milestone”) (the date of the occurrence or achievement of such Milestone is sometimes referred to herein as a “Milestone Date”), Licensee shall pay to Licensor in cash the appropriate dollar amount corresponding to the applicable Milestone as set forth below (each, a “Milestone Payment”) unless Licensee, to the extent allowed by applicable law, shall have previously made such Milestone Payment to Licensor through the conversion of the applicable number of Micrologix Shares having a value equal to such Milestone Payment as of the applicable Milestone Date:

(i)

[XXXX];

(ii)

[XXXX]; and

(iii)

[XXXX].

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3.4

Patent Costs

Upon receipt of invoices for same, Licensee shall pay one hundred percent (100%) of the reasonable patent costs incurred by Licensor from October 14, 2003 to the Effective Date, to a maximum of £25,000 relating to Celgosivir for Hepatitis C Virus.

ARTICLE 4 PAYMENTS AND REPORTS

4.1

Collaborations

(a)

Licensee shall provide written notice to Licensor within ten (10) days of entering into a definitive agreement with a Collaboration Partner, and a copy of such definitive agreement shall accompany the notice.  Licensee shall pay to Licensor any Collaboration Fees due hereunder within ten (10) days of receipt by Licensee or its Affiliate of the consideration giving rise to an obligation to make a payment to Licensor hereunder.

(b)

Licensee shall notify Licensor within ten (10) days of the First Commercial Sale of each Bucast Product.

[XXXX] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended

4.2

Royalty Reports and Payments

After the First Commercial Sale of a Bucast Product, Licensee shall make quarterly written reports to Licensor within forty five (45) days after the end of each calendar quarter, stating in each such report the number, description, and aggregate Net Sales of such Bucast Product sold during the calendar quarter. Simultaneously with the delivery of each such report, Licensee shall pay to Licensor the total royalties, if any, due to Licensor for the period of such report.

4.3

Payment Method

Except to the extent expressly set out in this Agreement:

(a)

all payments hereunder shall be made in U.S. dollars; and

(b)

any payments or portions thereof due hereunder which are not paid by the date such payments are due under this Agreement shall bear interest equal to the lesser of the prime rate as reported by the Morgan Guaranty Bank and Trust, New York, New York, or its successor, on the date such payment is due, plus an additional three percent (3%), or the maximum rate permitted by law, calculated on the number of days such payment is delinquent.

(c)

Licensee shall have the right to deduct, withhold and pay over to the proper governmental authorities all sums required by law to be so withheld and paid out of sums otherwise payable to Licensor hereunder provided that Licensee shall produce to Licensor within sixty (60) days of the payment of such tax the appropriate tax credit forms. Subject to Article 8.4(g) and as hereinbefore provided all amounts payable to Licensor hereunder shall be paid by Licensee to Licenseor free and clear of and without deduction of all

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present or future taxes, levies, charges, deductions, imposts or other assessments of any kind whatsoever.

This Article 4.3 shall in no way limit any other remedies available to Licensor.

4.4

Currency Conversion

If any currency conversion shall be required in connection with the calculation of royalties hereunder, such conversion shall be made using the selling exchange rate for conversion of the foreign currency into U.S. Dollars, quoted for current transactions reported in The Wall Street Journal for the last business day of the calendar quarter to which such payment pertains.

4.5

Records; Inspection

Licensee shall keep, and shall cause its Affiliates and Collaboration Partners to keep, complete, true and accurate books of account and records for the purpose of determining the amounts payable under this Agreement. Such books and records shall be kept reasonably accessible for five (5) years following the end of the calendar quarter to which they pertain.  Licensee shall make all such records available for inspection during such five (5)-year period by a representative or agent of Licensor for the purpose of verifying amounts payable hereunder.  To the extent that Licensee does not have the right to grant Licensor the right to audit its Collaboration Partners’ books and records hereunder, Licensee shall obtain for itself such rights and, at the request of Licensor, Licensee shall exercise such audit rights with respect to Collaboration Partners and provide the results of such audit for inspection by Licensor pursuant to this Article 4.5.  Such inspections may be made no more than once each calendar year, at reasonable times mutually agreed by Licensee and Licensor.  Licensor's representative or agent will be obliged to execute a reasonable confidentiality agreement prior to commencing any such inspection.  Licensor shall bear the costs and expenses of inspections conducted under this Article 4.5, unless a variation or error producing an underpayment in amounts payable exceeding five percent (5%), of the amount paid for any period covered by the inspection is established in the course of any such inspection, whereupon all reasonable out-of pocket costs paid to third parties relating to the inspection and any unpaid amounts that are discovered will be paid by Licensee, together with interest on such unpaid amounts at the rate specified in Article 4.3 above.

ARTICLE 5 DILIGENCE

5.1

Development Efforts

Licensee agrees to use, and shall cause its Affiliates and Collaboration Partners to use, its and their Commercially Reasonable Efforts to develop and commercialize Bucast Products using commercially reasonable means consistent with those used in the pharmaceutical industry for Products with a similar commercial potential.

5.2

Information

(a)

Licensee shall maintain records in sufficient detail and in good scientific manner appropriate for such regulatory filings and patent purposes as are consistent with the diligence requirements of Licensee and as will properly reflect all work done and results achieved in the performance of its development and commercialization efforts (including all data in the form required to be maintained under any applicable governmental regulations) pursuant to Article 5.1 hereof.  Licensee shall provide Licensor the right to inspect such records, and shall provide copies of all requested records, to the extent

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reasonably requested and as necessary for Licensor to exercise its rights regarding Licensed Patent Rights under this Agreement; provided, however, that Licensor shall maintain such records and the information contained therein in confidence in accordance with Article 7 hereof and shall not use such records or information except to the extent otherwise permitted by this Agreement.

(b)

Within 21 days of 30 June 2004, and every six months thereafter or upon the reasonable request of Licensor, Licensee shall provide to Licensor a written report which shall summarize in reasonable detail the development and commercialization efforts Licensee and its Affiliates and Collaboration Partners (if any) have performed during the preceding calendar quarter or annual or other period, as applicable.

(c)

Licensor shall promptly make all of its data (of the type indicated in Article 5.2(a)) available to Licensee and shall continue to make such data available in a timely manner.

ARTICLE 6TERM AND TERMINATION

6.1

Term

Unless terminated earlier pursuant to this Article 6, the term of this Agreement shall commence on the date hereof and continue in full force and effect until the earlier to occur of (i) termination of the Agreement by the Licensee pursuant to Article 3.3(a); or (ii) expiration, revocation, nullification, abandonment or invalidation of the last patent, and the abandonment of the last pending patent application, within the Licensed Patent Rights.  Upon the expiration (but not an earlier termination) of this Agreement, Licensee's license with respect to the Licensed Know-How shall become fully paid-up but Licensee and its sublicensees shall thereafter have an irrevocable, non-exclusive, royalty free license to make, have made, use and sell Bucast Products.

6.2

Termination for Breach

(a)

In the event of a material breach of this Agreement, the nonbreaching party shall be entitled to terminate this Agreement by written notice to the breaching party, if such breach is not cured within forty-five (45) days after written notice is given by the nonbreaching party to the breaching party specifying the breach.

(b)

This Agreement shall terminate automatically in the event that:

(i)

a receiver or trustee in bankruptcy is appointed over the Licensee’s interest in any of Licensed Technology or the HMR Manufacturing Know-How and not dismissed within ninety (90) days after the date of such appointment; or

(ii)

the Licensee goes into liquidation (except for the purposes of amalgamation or reorganization or reconstruction and in such manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on the Licensee); or

(iii)

anything analogous to any of the foregoing under the law of any jurisdiction occurs in relation to the Licensee.

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6.3

Survival

(a)

Termination of this Agreement for any reason shall not release either party hereto from any liability which at the time of such termination has already accrued to the other party.

(b)

Article 1 - Definitions, Article 7 - Confidentiality, Article 8 - Intellectual Property Infringement and Article 11 - General and Articles 4.3 and 4.5 shall survive the expiration and any termination of this Agreement. Except as otherwise expressly provided in this Article 6, all rights and obligations of the parties under this Agreement (including without limitation any licenses to and sublicenses by Licensee), shall terminate upon the expiration or termination of this Agreement.

ARTICLE 7
CONFIDENTIALITY

7.1

Confidential Information

Except as expressly provided herein, the parties agree that, for the term of this Agreement and for seven (7) years thereafter, the receiving party shall not publish or otherwise disclose and shall not use for any purpose any information furnished to it by the other party hereto pursuant to this Agreement which if disclosed in tangible form is marked “Confidential” or with other similar designation, to indicate its confidential or proprietary nature, or if disclosed orally is indicated orally to be confidential or proprietary by the party disclosing such information at the time of such disclosure and is confirmed in writing as confidential or proprietary by the disclosing party within a reasonable time after such disclosure (“Confidential Information”). Notwithstanding the foregoing, Confidential Information shall specifically include the Technology Materials and shall not include information that, in each case as demonstrated by written documentation:

(a)

was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

(b)

was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

(c)

became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement; or

(d)

was subsequently lawfully disclosed to the receiving party by a person other than a party to this Agreement or developed by the receiving party without reference to any information or materials disclosed by the disclosing party.

7.2

Permitted Disclosures

Notwithstanding the provisions of Article 7.1, above, each party hereto may disclose the other party's information to the extent such disclosure is reasonably necessary to exercise the rights granted to it under this Agreement (including the commercialization of Bucast Products), or fulfil its obligation and/or duties hereunder and in filing or prosecuting patent applications, prosecuting or defending litigation, complying with applicable governmental regulations, submitting information to tax or other Competent Authorities, or conducting clinical trials with respect to Bucast Products or dealing with a Collaboration Partner,

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provided that if a party is required to make any such disclosure of the other party's confidential information, to the extent it may legally do so, save to the extent inappropriate in the case of patent applications, submissions to Competent Authorities, conducting clinical trials or otherwise, will use its reasonable efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise), including in the case of Affiliates or Collaboration Partners, Licensee obtaining confidentiality agreements from such parties obligating them to a substantially similar extent as Licensee is obligated under this Article 7.

During the term of this Agreement, Licensor shall keep its Confidential Information confidential and not use or disclose same for any purpose except to enforce this Agreement.

7.3

Terms of Agreement

Each of the parties hereto agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the other party hereto, except to advisors, Aventis, Collaboration Partners, investors and others on a need-to-know basis under conditions which reasonably ensure the confidentiality thereof, or to the extent required by law or applicable securities regulatory authorities; provided, however, prior to any such required disclosure, to the extent permitted by law or applicable securities regulatory authorities, the non-disclosing party shall be allowed to review the proposed disclosure, and the disclosing party agrees to consider in good faith any proposed revisions thereof provided to the disclosing party within five (5) business days of the non-disclosing party's receipt of the proposed disclosure and the parties shall seek confidential treatment for such disclosure as permitted by applicable law.

7.4

Publications

(a)

If Licensee, its Affiliates or Collaboration Partners wish to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed by such party (the “Publishing Party”) disclosing Licensed Technology which form a part of the Confidential Information and/or the HMR Manufacturing Know-How, the Publishing Party shall transmit to Licensor a copy of the proposed written publication at least fifty (50) days prior to submission for publication, or an abstract of such oral disclosure at least twenty (20) days prior to submission of the abstract or the oral disclosure, whichever is earlier.  Licensor shall have the right (i) to propose modifications to the publication for patent reasons, (ii) to request a delay in publication or presentation in order to protect patentable information, or (iii) to request that the information be maintained as a trade secret and, in such case, the Publishing Party shall not make such publication.

(b)

If Licensor requests a delay as described in Article 7.4(a), the Publishing Party shall delay submission or presentation of the publication for a period of ninety-five (95) days to enable patent applications protecting each party's rights in such information to be filed.

(c)

Upon the receipt of written approval of Licensor, the Publishing Party may proceed with the written publication or the oral presentation.

(d)

The parties hereto understand and agree that remedies at law may be inadequate to protect against any breach of any of the provisions of this Article 7 by either party or their employees, agents, officers or directors or any other person acting in concert with it or on its behalf. Accordingly, each party shall be entitled to the granting of injunctive relief by a court of competent jurisdiction against any action that constitutes any such

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breach of this Article 7. It is understood that such injunctive relief is intended solely as provisional relief pending the dispute resolution procedures described in Article 11.2.

7.5

Summaries of Pre-Clinical and Clinical Results

Notwithstanding the rest of Article 7, Licensee may disclose summaries of the results of any pre-clinical and clinical testing regarding the Compounds or the Celgosivir Program.

ARTICLE 8 INTELLECTUAL PROPERTY INFRINGEMENT

8.1

Ownership of Discoveries and Improvements

(a)

Except for the grant of this license, Licensor shall not, directly or indirectly, use, develop or exploit any of the Licensed Technology.  All right, title and interest in all writings, inventions, discoveries, improvements and other technology directly relating to the Licensed Technology and/or HMR Manufacturing Know-How, whether or not patentable or copyrightable, and any patent applications, patents or copyrights based thereon (collectively, the “Inventions”) that are discovered, made or conceived during the term of this Agreement solely by employees of Licensor or others acting on behalf of Licensor (“Virogen Inventions”) shall be owned by Licensor.  All right, title and interest in all Inventions that are discovered, made or conceived during the term of this Agreement solely by employees of Licensee or others acting on behalf of Licensee (“Licensee Inventions”) shall be owned by Licensee.  All right, title and interest in all Inventions that are discovered, made or conceived during the term of this Agreement jointly by employees of Licensor and Licensee or others acting on their behalf (the “Joint Inventions”) shall be jointly owned by Licensor and Licensee.  Inventorship shall be determined according to the laws of the United States of America.

(b)

Each party shall promptly disclose to the other party the making, conception or reduction to practice of Inventions by employees or others acting on behalf of such party.

(c)

Licensor agrees that its ownership rights in Virogen Inventions and Joint Inventions are subject to the license grants set forth in Article 2.

(d)

Licensee hereby grants to Licensor a non-exclusive, irrevocable, royalty-free, worldwide license to make, have made, use, sell and import Products outside the Field under Licensee Inventions and Joint Inventions.

8.2

Filing, Prosecution and Maintenance of HMR Patent Rights by Licensee

(a)

Licensee (itself or through a designee) shall have the right, at its option and expense, to control the preparation, filing for, prosecution and maintenance of the Licensed Patent Rights (which shall include, solely for purposes of this Article 8, patents and patent applications within the HMR Manufacturing Know-How) related to the Field; provided, however, that Licensee shall:

(i)

keep Licensor reasonably informed on matters regarding such prosecution and maintenance of such patents and patent applications,

(ii)

furnish Licensor copies of documents relevant to any such filing, prosecution and maintenance,

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(iii)

allow Licensor reasonable opportunity to comment on documents filed with any patent office which would affect Licensor's rights hereunder and

(iv)

use its best efforts to give Licensor reasonable notice in a timely manner of any intention not to proceed with any patent filing, or to discontinue the prosecution or maintenance of any patent application or granted patent within the Licensed Patent Rights and in the event that Licensee decides not to proceed with any patent filing or discontinues the prosecution or maintenance of any patent application or granted patent within the Licensed Patent Rights, those patents shall immediately cease to form part of the Licensed Patent Rights.

(b)

If Licensee (itself or through a designee) elects not to or fails to take Ccommercially Rreasonable Eefforts to, prosecute or maintain any patent application or patent within the Licensed Patent Rights related to the Field, Licensor may take control of the prosecution and/or maintenance of any such patent application or patent within the Licensed Patent Rights related to the Field; provided, however, that Licensor shall (i) keep Licensee reasonably informed on matters regarding such prosecution and maintenance, (ii) furnish Licensee copies of documents relevant to any such prosecution and maintenance and (iii) allow Licensee reasonable opportunity to comment on documents filed with any patent office with respect to such patent applications or patents.

8.3

Cooperation

Subject to Licensor and Licensee entering into a confidentiality agreement therefore, Licensor and Licensee shall cooperate fully in the preparation, filing prosecution and maintenance of all Licensed Patent Rights. Such cooperation shall include (i) promptly executing all papers and instruments or requiring employees of Licensor or Licensee to execute such papers and instruments as reasonable and appropriate so as to enable Licensor or Licensee, as the case may be, to file, prosecute and maintain such Licensed Patent Rights in any country; and (ii) promptly informing the other party of matters that may affect the preparation, filing, prosecution or maintenance of any such Licensed Patent Rights.

8.4

Enforcement and Infringement

(a)

Licensor and Licensee shall each promptly, but in any event no later than ten (10) business days after receipt of notice of such action notify the other in writing:

(i)

of any patent nullity actions, any declaratory judgement actions, any alleged or threatened infringement of patents or patent applications, any alleged patent invalidity or non-infringement of any patent or patents pursuant to a Paragraph IV patent certification, by a party filing an Abbreviated New Drug Application or misappropriation of intellectual property with respect to a patent included in the Licensed Patent Rights;

(ii)

if either party, or any of their respective Affiliates, shall be individually named as a defendant in a legal proceeding by a third party alleging infringement of a third party patent or other intellectual property right as a result of the manufacture, production, use development, manufacturing, selling or distribution of Bucast Products; or

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(iii)

of any other information or notification regarding the validity, infringement or non-infringement (presumed or otherwise) by or of Licensed Technology, HMR Manufacturing Know-How or Bucast Products.

(b)

Subject to Aventis’ own right to respond, defend or prosecute any such actions, challenges, infringements, certifications, misappropriations or proceedings by a third party and subject to Article 9.3, Licensee shall have the first right to respond to, defend or prosecute any actions, challenges, infringements, certifications, misappropriations or proceedings by a third party alleging infringement of Licensed Technology or Bucast Products at its sole cost. In the event Licensee elects to do so, Licensor will cooperate with Licensee and its legal counsel, and will reasonably join in such suits as may be brought by Licensee, and be available at Licensor’s reasonable request to assist in such proceedings at its own expense. Licensee will cooperate with Licensor and its legal counsel and keep Licensor and its counsel reasonably informed at all times as to the status of Licensee’s actions.

(c)

In the event that Licensee elects not to respond to, defend or prosecute any actions, challenges, infringements, certifications, misappropriations or proceedings by a third party alleging infringement described in Article 8.4(a) within twenty (20) days of becoming aware of or being notified of such actions, challenges, infringements, certifications, misappropriations or proceedings, or abandons such action, then, in such event, Licensor shall have the option to do so at Licensor’s sole cost (subject to Article 9), provided that Licensee shall cooperate with and provide assistance to Licensor at Licensee’s expense.

(d)

Neither party will settle any suit or claim set forth in this Article without obtaining the prior written consent of Aventis and the other party, unless such consents are unreasonably withheld or delayed.

(e)

Subject to Article 9, all costs and damages obtained by or awarded to a party instituting an action under this Article shall, after reimbursing each party for its out-of-pocket costs and reasonable expenses of said action, be equally divided by the parties.

(f)

In the event that Licensor and Licensee jointly determine that it is necessary or desirable to acquire any third party patent or license in connection with the development or manufacture and sale of Bucast Products, then the costs of acquiring such third party patent or license shall be shared by Licensor and Licensee in proportions to be agreed.  If the parties fail to agree, either party may refer the matter to arbitration.

(g)

Licensee’s sole remedy to recover Licensor’s share of costs under Articles 8.4(e) and 8.4(f) shall be that Licensee may deduct such share from any payments otherwise payable from Licensee to Licensor under this Agreement.

(h)

The parties shall cooperate with each other in applying for patent term extensions (including Supplementary Protection Certificates in European Community Countries) where applicable and will discuss and decide which patents included in the Licensed Patent Rights should be extended.  Licensee shall promptly notify Licensor of each approval for marketing in each country for Bucast Products. Licensee shall notify Licensor of each application filed for patent term extension, any allegations of failure to

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show due diligence, and all awards of patent term extensions with respect to any of the patents included in the Licensed Patent Rights. Licensor and Licensee shall discuss and decide which patents of the HMR Patent Rights shall be certified to the FDA and take similar actions to secure comparable exclusivity outside the United States wherever possible.  Licensee shall also promptly notify Licensor of any inquiry made by a third party pursuant to 35 U.S.C. 271 (g) and will cooperate with responses thereto.

ARTICLE 9 INDEMNIFICATION

9.1

Indemnification by Licensee

Subject to Article 10.4, Licensee shall hold Licensor, its directors, officers, employees, agents and the successors and assigns of any of the foregoing (collectively, the “Licensor Indemnitees”) harmless against any and all losses, costs, liabilities or expenses (including without limitation, reasonable attorneys' fees and litigation costs) (collectively, “Losses”) suffered or incurred by any Licensor Indemnitees arising from or related to a claim alleging patent infringement by Licensor, alleging personal injury or property damage to a third party or other third party claims, each arising or alleged to arise (in any way whatsoever) out of the exercise by Licensee, its Affiliates or Collaboration Partners, or others acting for or under their authority, of any license granted hereunder or the design, manufacture, distribution, import, export, sale, use or other exploitation of Bucast Products pursuant to the license granted hereunder.

9.2

Indemnification by Licensor

Subject to Article 10.4, Licensor shall hold Licensee, its directors, officers, employees, agents and the successors and assigns of any of the foregoing (collectively, the “Licensee Indemnitees”) harmless against any and all Losses suffered or incurred by any Licensee Indemnitee arising from or related to:

(a)

the breach of any representation or warranty made by Licensor herein;

(b)

the default by Licensor in the performance or observance of any of its obligations to be performed or observed hereunder; and

(c)

the breach by Licensor, its Affiliates or sublicensees (other than the Licensee) of any applicable laws, regulations and guidelines in connection with Bucast Products or in the performance or observance of any of its obligations to be performed or observed hereunder.

9.3

Notice of Claims

A party seeking indemnification hereunder shall:

(a)

promptly notify the other party of such claim;

(b)

give the other party the opportunity to control the defense or settlement of such claim; and

(c)

provide the other party, at that party’s expense, with reasonable assistance and full information with respect to such claim.

Notwithstanding the foregoing, Licensee shall have no obligations for losses, costs, liabilities or expenses under this Article 9 to the extent the same result from (i) the gross negligence or wilful misconduct of Licensor, (ii) Licensor's own use, or Licensor’s licensing to third parties, of the Licensed Technology or

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the HMR Manufacturing Know-How outside the scope of this Agreement, (iii) a breach of contract or breach of warranty by Licensor, or (iv) the settlement of a claim or admission of liability by Licensor without Licensee's consent (which consent shall not be withheld or delayed unreasonably).

ARTICLE 10 REPRESENTATIONS AND WARRANTIES

10.1

Representations and Warranties of Licensor

Licensor represents and warrants to Licensee that: (i) it has the full right and authority to enter into this Agreement; (ii) the execution, delivery and performance by Licensor of this Agreement has been duly authorized and approved by all necessary corporate, institutional or other actions; (iii) this Agreement constitutes a valid and binding obligation of Licensor enforceable against Licensor in accordance with its terms; (iv) no authorization, approval or consent of, and no registration or filing with, any third-party, lessor, lender, governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by Licensor; (v) Licensor has provided or will provide in accordance with Article 2.6 all the information in its possession or control regarding the Licensed Technology, the HMR Manufacturing Know-How and Bucast Products; (vi) subject to Article 2.4 it has the right to grant the licenses granted pursuant to this Agreement; (vii) it is the exclusive licensee of the HMR Technology and the owner of the rest of the Licensed Technology; (viii) to the Licensor’s knowledge, but without having made specific investigation thereinto there are no claims made against the Licensed Technology; (ix) to the Licensor’s knowledge, but without having made specific investigation thereinto, neither the Licensed Technology nor the HMR Manufacturing Know-How infringe the intellectual property of any third party; (x) the Bucast License is in good standing and has not been breached by Licensor, and (xi) to the Licensor’s knowledge, but without having made specific investigation thereinto, the Bucast License has not been breached by Aventis.

10.2

Representations and Warranties of Licensee

Licensee represents and warrants to Licensor that: (i) it has the full right and authority to enter into this Agreement; (ii) the execution, delivery and performance by Licensee of this Agreement has been duly authorized and approved by all necessary corporate, institutional or other actions; (iii) this Agreement constitutes a valid and binding obligation of Licensee enforceable against Licensee in accordance with its terms; and (iv) no authorization, approval or consent of, and no registration or filing with, any third-party, lessor, lender, governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by Licensee.

10.3

Disclaimer

EXCEPT AS PROVIDED IN THIS ARTICLE 10, NEITHER PARTY MAKES ANY WARRANTIES OR CONDITIONS (EXPRESS, IMPLIED, STATUTORY OR OTHERWISE) WITH RESPECT TO THE SUBJECT MATTER HEREOF, AND LICENSOR SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OR CONDITIONS AS TO THE VALIDITY OF THE LICENSED PATENT RIGHTS OR NONINFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

10.4

No Consequential Losses

NO PARTY WILL BE LIABLE FOR CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY NATURE ARISING FROM SUCH PARTY’S ACTIVITIES UNDER THIS AGREEMENT.

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ARTICLE 11 GENERAL

11.1

Assignment

Neither party hereto may assign or otherwise transfer this Agreement or any of its rights hereunder without the prior written consent of the other party hereto, except to a party that succeeds to all or substantially all of such party's business or assets, whether by sale, merger, operation of law or otherwise; provided that such assignee or transferee agrees in writing to be bound by the terms and conditions of this Agreement. Notwithstanding the foregoing, either party may assign its rights and obligations hereunder to an Affiliate, provided that assigning party shall remain responsible for all obligations to the other party hereunder.  Any other attempt to transfer or assign shall be void without the prior written consent of the other party.

11.2

Compliance with Laws

Notwithstanding anything to the contrary contained herein, all rights and obligations of Licensor and Licensee are subject to prior compliance with United States and foreign export regulations and such other United States and foreign laws and regulations as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the governments of the United States and foreign jurisdictions. Licensor agrees to cooperate with Licensee and provide assistance to Licensee as reasonably necessary to obtain any required approvals.

11.3

Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.4

Dispute Resolution

Any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), as amended and in effect on the date that demand for arbitration is filed with the AAA. Within fifteen (15) days after commencement of arbitration, Licensor shall select one person to act as arbitrator, and Licensee shall select one person to act as arbitrator, and the two selected arbitrators shall select a third arbitrator within ten (10) days of their appointment; if the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the AAA.  The arbitrators' ruling shall be binding and conclusive upon the parties to the arbitration to the fullest extent permitted by law. Any arbitration shall occur in New York, New York, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.  The arbitrators shall be governed by and shall apply the substantive law of the State of Delaware in making their award.

11.5

Entire Agreement

The parties hereto acknowledge that this Agreement and its Exhibit set forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and supersede all prior discussions, agreements and writings in respect hereto.

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11.6

Governing Law; Jurisdiction

Subject to Article 11.4, this Agreement shall be governed by, and construed and interpreted in accordance with, the laws of Delaware, without regard to conflicts of laws principles.  The parties hereby irrevocably and unconditionally submit to the non-exclusive jurisdiction (both subject matter and personal), of a Federal Court sitting in the State of Delaware and the state courts of the State of Delaware and waive any objection that either party may now or hereafter have to the laying of venue in any of such courts and any claim that any action or proceeding brought in any such court has been brought in an inconvenient forum.

11.7

Headings

Headings included herein are for convenience only, do not form a part of this Agreement and shall not be used in any way to construe or interpret this Agreement.

11.8

Independent Contractors

The relationship of Licensee and Licensor established by this Agreement is that of independent contractors.  Nothing in this Agreement shall be construed to create any other relationship between Licensee and Licensor.  Neither party shall have any right, power or authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other.

11.9

Modification

No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by all parties hereto.  No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by all parties.

11.10

Notices

Any notice or other communication required by this Agreement shall be made in writes and given by (i) prepaid, first class, certified mail, return receipt requested, (ii) facsimile, or (iii) overnight courier, and shall be deemed to have been served on the date received by the addressee at the following address or such other address as may from time to time be designated to the other party in writing:

If to Licensor:	Dr. Michael Dalrymple Virogen Limited 1-3 Burtonhold Lane Mill Hill London NW7 1AD U.K. Attn: Chief Executive Officer

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If to Licensee:	Micrologix Biotech Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC Canada V6S 2L2 Attention: President
With copies to:	Farris, Vaughan, Wills & Murphy 26th Floor, 700 West Georgia Street Vancouver, British Columbia V7Y 1B3 Telefacsimile: (604) 661-9349 Attention: James P. Hatton
Cumberland Ellis Peirs Columbia House 69 Aldwych London WC2B 4RW Attention: Suzanne Eva

11.11

Patent Marking

Licensee agrees to mark and have its Affiliates and Collaboration Partners mark all Bucast Products they sell or distribute pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the country or countries of manufacture and sale thereof.

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11.12

Severability

If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the parties and all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement.

MICROLOGIX BIOTECH INC.	VIROGEN LIMITED
By: “Robert Cory”	By: “Michael Dalrymple”
Name: Robert Cory	Name: Michael Dalrymple
Title: VP, Business Development	Ttile: Chairman

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EXHIBIT 1.1(w)

BUCAST PATENTS

EXHIBIT 1.1(rr)

VIROGEN PATENT RIGHTS

[XXXX]

[XXXX] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended

EXHIBIT 3.2

STOCK PURCHASE AGREEMENT

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